UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Ben Goodger
Name:	Ben Goodger
Title:	General Counsel

Date: December 06, 2018

Subject: Announcement on receiving the Financial Supervisory Commission of Taiwan (“FSC”) approval for issuing ordinary shares for sponsoring the issuance of American Depository Receipts

Date of events: 12/05/2018

Contents:

1. Date of occurrence of the event: 12/05/2018

2. Company name: ASLAN Pharmaceuticals Limited

3. Relationship to the Company (please enter "head office" or" subsidiaries"): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Received the approval letter No.1070344286 from FSC for issuing ordinary shares for sponsoring the issuance of American Depository Receipts.

6. Countermeasures: To proceed the issuance of ordinary shares for sponsoring the issuance of American Depository Receipts as per the aforesaid approval letter.

7. Any other matters that need to be specified: None.